UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Boodskap Inc.

Legal status of issuer

> *Form*
> Corporation
>
> *Jurisdiction of Incorporation/Organization*
> Texas
>
> *Date of organization*
> January 13, 2017

Physical address of issuer
8951 Cypress Waters Blvd, Ste 160, Dallas, TX 75019

Website of issuer
https://boodskap.io

Name of intermediary through which the Offering will be conducted
Title3Funds.com

CIK number of intermediary
0001685995

SEC file number of intermediary
007-00083

CRD number, if applicable, of intermediary
286035

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
7.0% of the amount raised in the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
Securities in an amount equal to 2% of the total Securities sold in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
North Capital Financial Services

Type of security offered
Shares of Non-Voting Common Stock

Target number of Securities to be offered
7,142

Price (or method for determining price)
$1.40

Target offering amount
$10,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,235,000.00

Deadline to reach the target offering amount
January 31, 2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
46

	Most recent fiscal year-end (2021)	**Prior fiscal year-end (2020)**
Total Assets	$250,453	$212,696
Cash & Cash Equivalents	$75,559	$52,356
Accounts Receivable	$100,608	$100,825
Short-term Debt	$81,153	$89,578
Long-term Debt	$0	$0
Revenues/Sales	$544,655	$568,159
Cost of Goods Sold	$36,040	$31,642
Taxes Paid	$1738	$0
Net Income	$39,661	$125,755

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

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January 31, 2023

FORM C

Up to $1,235,000.00

Boodskap Inc.

Shares of Non-Voting Common Stock

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This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Boodskap Inc., a Texas Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Shares of Non-Voting Common Stock of the Company (the "Securities").
Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $10,000.00 and up to $1,235,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $280.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Title3Funds.com (the "Intermediary"). The Intermediary will be entitled to receive 7% of the amount raised in the Offering and 2% of the Securities sold in the Offering.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$280.00	$19.6	$260.40
Aggregate Minimum Offering Amount	$10,000.00	$700.00	$9,300.00
Aggregate Maximum Offering Amount	$1,235,000.00	$86,450.00	$1,148,550.00

(1) The Intermediary will receive 7% of the amount raised in the Offering and 2% of the Securities sold in the Offering. This excludes fees to the Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://boodskap.io no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is January 31, 2023.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE

REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

NORTH CAPITAL FINANCIAL SERVICES, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://boodskap.io

The Company must continue to comply with the ongoing reporting requirements until:
1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Boodskap Inc. (the "Company") is a Texas Corporation, formed on January 13, 2017.

The Company is located at 8951 Cypress Waters Blvd, Ste 160, Dallas, TX 75019.

The Company's website is https://boodskap.io.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

"Boodskap Inc. (""the Company"") was formed in Texas on January 13, 2017. Boodskap is a disruptive Internet of Things (IoT) Platform Company headquartered in Dallas, TX. The comprehensive end to end technology platform enables business to quickly connect any hardware devices and rapidly build connected applications in a cost-efficient manner. The platform leverages the latest and emerging technologies including artificial intelligence (AI), machine learning (ML) creating huge business differentiator for our customers. The Company intends to generate revenue in three ways: 1. Platform as a Service (PaaS) subscription model, 2. Software as a Service (SaaS) subscription model 3. Software Services using Boodskap IoT Platform. The Company's customers will be located in United States and other parts of the world.

The Offering

Minimum amount of Shares of Non-Voting Common Stock being offered	7,142
Total Shares of Non-Voting Common Stock outstanding after Offering (if minimum amount reached)	1,007,142
Maximum amount of Shares of Non-Voting Common Stock	882,143
Total Shares of Non-Voting Common Stock outstanding after Offering (if maximum amount reached)	1,882,143
Purchase price per Security	$1.40
Minimum investment amount per investor	$280.00
Offering deadline	January 31, 2024
Use of proceeds	See the description of the use of proceeds on page 27 hereof.
Voting Rights	No vote per share. See the description of the voting rights on page 38 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products/services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products/services and thus may be better equipped than us to develop and commercialize products/services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies.

Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by storing all the sensitive data with high encryption standards, restricted access to the data on need to know basis and constantly providing compliance trainings to employees. The expenses associated with protecting our information/ these steps could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

We operate in virtually every part of the world and serve customers in more than 3 countries.
In 2022, approximately 6% of our revenue was attributable to activities outside the U.S. Our operations are subject to the effects of global competition and geopolitical risks. They are also affected by local economic environments, including inflation, recession, currency volatility and actual or anticipated default on sovereign debt. Political changes, some of which may be disruptive, can interfere with our supply chain, our customers and all of our activities in a particular location. While some of these global economic and political risks can be hedged using derivatives or other financial instruments and some are insurable, such attempts to mitigate these risks are costly and not always successful, and our ability to engage in such mitigation may decrease or become even more costly as a result of more volatile market conditions.

Our international operations could be affected by currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to our products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes.
Any of these changes could adversely affect our business. Many emerging markets have experienced growth rates in excess of the world's largest markets, leading to an increased contribution to the industry's global performance. There is no assurance that these countries will continue to sustain these growth rates. In addition, some emerging market countries may be particularly vulnerable to periods of financial instability or significant currency fluctuations or may have limited resources for healthcare spending, which can adversely affect our results.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Jegan Vincent (Director & CEO), Amal Jesayen (Director & COO), and Rajesh Kumar Soundarapandian (Director & MD) . The Company has or intends to enter into employment agreements with Jegan Vincent, Amal Jesayen, and Rajesh Kumar Soundarapandian although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Jegan Vincent, Amal Jesayen, and Rajesh Kumar Soundarapandian or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations

will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Jegan Vincent, Amal Jesayen, and Rajesh Kumar Soundarapandian in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Jegan Vincent, Amal Jesayen, and Rajesh Kumar Soundarapandian die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts, supply chain, etc.. (a) As a technology company, remote working drastically reduces the productivity (b) Poor internet connectivity will severely reduce the outcome of the employees. (c) Delay in fulfilling the orders (d) Delay in hardware set-up and installation at client site. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.

We depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

If we fail to maintain or expand our relationships with our suppliers, in some cases single-source suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, such as Intel, AMD, ARM, Arduino, Expressif, to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.

Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

Risks Related to the Securities

The Securities will not be freely tradable. Although the Securities may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale.

Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof. Further, each Purchaser will be required to sign the Company's Shareholders Agreement which contains additional transfer restrictions.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 51.8% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Texas law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Your ownership of the shares of stock will be subject to dilution.

Owners of do not have preemptive rights. If the Company conducts subsequent Offerings of or Securities convertible into , issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on a portion of the proceeds of the Offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

"Boodskap Inc. (""the Company"") was formed in Texas on January 13, 2017. Boodskap is a disruptive Internet of Things (IoT) Platform Company headquartered in Dallas, TX. The comprehensive end to end technology platform enables business to quickly connect any hardware devices and rapidly build connected applications in a cost-efficient manner. The platform leverages the latest and emerging technologies including artificial intelligence (AI), machine learning (ML) creating huge business differentiator for our customers. The company intends to generate revenue in two ways: 1. Platform as a Service (PaaS) subscription model, 2. Software Services using Boodskap IoT Platform. The Company's customers will be located in United States and other parts of the world.

Business Plan

We are a No-Code, Low-Code Internet of Things (IoT) Platform Company, providing technology and software services to clients across a broad range of industries. We are committed to bringing the best user experience to its clients with innovative design, superior ease-of-use and seamless integration. We operate globally with one common brand and business model designed to enable us to provide clients around the world with the same high level of service. Drawing on a combination of industry and functional expertise, technology capabilities and alliances, and our delivery resources, we seek to provide differentiated services that help our clients measurably improve their business performance and create sustainable value for their customers and stakeholders. Our delivery model enables us to provide an end-to-end delivery capability by drawing on our resources to deliver high-quality, cost-effective solutions to our clients. Our solutions help clients achieve specific business outcomes and enhance shareholder value by defining and executing industry-specific strategies enabled by technology. We bring together our capabilities in business strategy, technology strategy and operations/functional strategy to help senior management teams shape and execute their transformation objectives, focusing on issues related to digital disruption, competitiveness, global operating models, and talent. We believe we must continue to provide new, innovative products and branding to the clients in order to grow our business. Research and product development activities, designed to enable sustained organic growth, carry a high priority. While many of the benefits from these efforts will not be realized until future years, we believe these activities demonstrate our commitment to future growth.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Boodskap IoT Platform (PaaS)	End to End no code & low code IoT platform that helps build secure, scalable and feature rich solutions in no time. It is a horizontal IoT platform with 100+ pre-baked components which is highly customizable and scalable. The platform is device agnostic, connect any IoT devices, stream data, design workflows & business rules, then using the low-code & no-code editors, drag & drop to build mobile and web app. The platform is cloud agnostic and can be hosted anywhere of choice.	25+ billion IoT connected devices today and it's growing 25% year over year. McKinsey & Company estimates the potential economic value globally to be in the range of $5.5 trillion to $12.6 trillion, including the value captured by consumers and customers of IoT products and services by 2030.

We are constantly researching and developing new features and technology to the Platform.

Our product is sold around the world through eCommerce Self Service on company owned website, IT Consulting & Professional Services Firms and Other Technology Providers.

Competition

The Company's primary competitors are KaaIoT, Thingsboard, Particle, AWS, Azure.

We operate in a highly competitive and rapidly changing global marketplace and compete with a variety of organizations that offer services competitive with those we offer. We believe that the principal competitive factors in the industries in which we compete include: skills and capabilities of people; technical and industry expertise; innovative service and product offerings; ability to add business value and improve performance; reputation and client references; contractual terms, including competitive pricing; ability to deliver results reliably and on a timely basis; scope of services; service delivery approach; quality of services and solutions; availability of appropriate resources; and global and scale, including level of presence in key emerging markets.

Supply Chain and Customer Base

Our most important asset is our people. One of our key goals is to have the best talent, with highly specialized skills, at the right levels in the right locations, to enhance our differentiation and competitiveness.

Our revenues are derived primarily from Fortune 1000 companies, medium-sized companies, small-sized companies, governments, government agencies and other enterprises.

Intellectual Property

The Company is dependent on the following intellectual property: None

Governmental/Regulatory Approval and Compliance

Changes in laws, regulations (domestic and international) and related interpretations, including changes in accounting standards, taxation requirements and increased enforcement actions and penalties may alter the environment in which we do business. The increasingly complex and rapidly changing legal and regulatory environment creates additional challenges for our ethics and compliance programs. Compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 8951 Cypress Waters Blvd, Ste 160, Dallas, TX 75019

The Company conducts business in . United States & India

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
Boodskap Labs Private Limited	Private Limited	Chennai, India	May 19, 2015	99.8%

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry, and future plans and prospects. Exhibit B is incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7.00%	$700	7.00%	$86,450
Campaign marketing expenses or related reimbursement	25.00%	$2,500	10.00%	$123,500
Estimated Attorney Fees	5.00%	$500	3.00%	$37,050
Estimated Accountant/Auditor Fees	8.00%	$800	2.00%	$24,700
General Marketing	10.00%	$1,000	15.00%	$185,250
Research and Development	0.00%	$0	10.00%	$123,500
Future Wages	0.00%	$0	25.00%	$308,750
General Working Capital	40.00%	$4,000	18.00%	$222,300
Cloud Hosting	5.00%	$500	10.00%	$123,500
Total	**100.00%**	**$10,000**	**100.00%**	**$1,235,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Change of Market conditions.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Jegan Vincent

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director & CEO: January 13, 2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Strategy and roadmap As an early stage company's CEO, my roles are defining a strong vision of what priorities are and making sure it is communicated clearly and constantly so finer strategic decisions integrate and serve that larger vision. Help the team to make decisions about their strategies and roadmaps, make sure it all works together and that nothing is blocking the team from getting there. Culture and values Not only do the strategic decisions get the company into greater productivity, setting up a strong work culture ensures the quality and clarity of the work. Fundamentally, culture is defined by the way people treat one another in a company, both the way management treats employees and the way people treat one another. How founders and early employees act toward one another in a startup's earliest days sets a cultural tone that can last for many years. Hiring and team-building Most early stage companies don't start out with a Chief People Officer or HR. It's probably the most important part of my role to build a strong leadership team as well as functional teams. Attracting talents and retaining talents are my key responsibilities too. Salesperson and Evangelist. The product may speak for itself, but the company doesn't. I must speak for it. I am the face, voice, internal and external compass of my company as a brand, product, and culture. Who I am and what I do and say is inherently linked to my company in a way that can't really be separated.

Education

Madurai Kamaraj University, Tamil Nadu, India - Masters of Science in Computer Science (MSC) Madurai Kamaraj University, Tamil Nadu, India - Bachelors of Science in Physics (BSC)

Name

Amal Jesayen

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director & COO: January 13, 2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Leadership: Work closely with the CEO in setting and driving organizational vision and operational strategy Responsible for developing and implementing actionable plans that aligns with company's core values and culture to meet budget and other financial goals Operations Management: Directly oversee diverse business operations and work of other senior management (Sales, Marketing, HR, Finance, Legal, Accounting etc.), ensuring smooth daily operations Team Management: Build a better workplace to attract, recruit and retain skillful and high performing employees. Motivate, mentor and lead by example Investment Management: Collaborate with the CEO in all expansion activities and fundraising ventures Maintain and build trusted relationship with employees, investors, clients and partners Compliance Management: Enforce compliance to meet all federal, state and local business requirements

Education

Averett University, Danville, VA - Masters in Business Administration (MBA) Mepco Schlenk Engineering College, Tamil Nadu, India - Bachelor of Engineering in Electrical & Electronics (BE)

Name

Rajesh Kumar Soundarapandian

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director & MD: January 13, 2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Administration: Supervises the company's day to day operations and ensure positive work environment. Accounting: Handling the streams of accounting and interact with auditor and company secretary Welfare Management: Responsible for the over-all well being of the employees. Vendor Management: Facilitate and maintain relationships with vendors/partners, negotiating contracts, creating standards for the vendors, and finding the best available vendors.

Education

Mepco Schlenk Engineering College, Tamil Nadu, India - Bachelors of Engineering in Electronics & Communications (BE)

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Jegan Vincent

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director & CEO: January 13, 2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Strategy and roadmap As an early stage company's CEO, my roles are defining a strong vision of what priorities are and making sure it is communicated clearly and constantly so finer strategic decisions integrate and serve that larger vision. Help the team to make decisions about their strategies and roadmaps, make sure it all works together and that nothing is blocking the team from getting there. Culture and values Not only do the strategic decisions get the company into greater productivity, setting up a strong work culture ensures the quality and clarity of the work. Fundamentally, culture is defined by the way people treat one another in a company, both the way management treats employees and the way people treat one another. How founders and early employees act toward one another in a startup's earliest days sets a cultural tone that can last for many years. Hiring and team-building Most early stage companies don't start out with a Chief People Officer or HR. It's probably the most important part of my role to build a strong leadership team as well as functional teams. Attracting talents and retaining talents are my key responsibilities too. Salesperson and Evangelist. The product may speak for itself, but the company doesn't. I must speak for it. I am the face, voice, internal and external compass of my company as a brand, product, and culture. Who I am and what I do and say is inherently linked to my company in a way that can't really be separated.

Education

Madurai Kamaraj University, Tamil Nadu, India - Masters of Science in Computer Science (MSC) Madurai Kamaraj University, Tamil Nadu, India - Bachelors of Science in Physics (BSC)

Name

Amal Jesayen

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director & COO: January 13, 2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Leadership: Work closely with the CEO in setting and driving organizational vision and operational strategy Responsible for developing and implementing actionable plans that aligns with company's core values and culture to meet budget and other financial goals Operations Management: Directly oversee diverse business operations and work of other senior management

(Sales, Marketing, HR, Finance, Legal, Accounting etc.), ensuring smooth daily operations Team Management: Build a better workplace to attract, recruit and retain skillful and high performing employees. Motivate, mentor and lead by example Investment Management: Collaborate with the CEO in all expansion activities and fundraising ventures Maintain and build trusted relationship with employees, investors, clients and partners Compliance Management: Enforce compliance to meet all federal, state and local business requirements

Education

Averett University, Danville, VA - Masters in Business Administration (MBA) Mepco Schlenk Engineering College, Tamil Nadu, India - Bachelor of Engineering in Electrical & Electronics (BE)

Name

Rajesh Kumar Soundarapandian

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director & MD: January 13, 2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Administration: Supervises the company's day to day operations and ensure positive work environment. Accounting: Handling the streams of accounting and interact with auditor and company secretary Welfare Management: Responsible for the over-all well being of the employees. Vendor Management: Facilitate and maintain relationships with vendors/partners, negotiating contracts, creating standards for the vendors, and finding the best available vendors.

Education

Mepco Schelenk Engineering College, Tamil Nadu, India - Bachelors of Engineering in Electronics & Communications (BE)

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 45 employees in Texas and India.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Jegan Vincent	Contribution & Assignment Agreement	January 13, 2017	
Amal Jesayen	Contribution & Assignment Agreement	January 13, 2017	
Rajesh Kumar Soundarapandian	Contribution & Assignment Agreement	January 13, 2017	

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Shares of Common Stock
Amount outstanding	9,000,000
Voting Rights	Yes
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Shares of Common Stock issued pursuant to Regulation CF	The Securities issued pursuant to Regulation CF will be subject to dilution if/when the Company issues new shares of Common Stock.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	90.0%
Difference between this security and the Shares of Common Stock being issued pursuant to Regulation CF	These shares of Common Stock have voting rights while the shares of Non-Voting Common Stock being issued in the offering do not have voting rights.

Type of security	Shares of Non-Voting Common Stock
Amount outstanding	1,000,000
Voting Rights	No
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Shares of Common Stock issued pursuant to Regulation CF	The Securities issued pursuant to Regulation CF will be subject to dilution if/when the Company issues new shares of Common Stock.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	10.0%
Difference between this security and the Shares of Common Stock being issued pursuant to Regulation CF	These are the same securities.

The Company has the following debt outstanding:

Type of debt	Bank loan
Name of creditor	Intuit Financing Inc.
Amount outstanding	$54,693.79
Interest rate and payment schedule	6.68% & Monthly on the 21st
Amortization schedule	Fixed Monthly $5778.57
Describe any collateral or security	Founder Guarantor
Maturity date	July 22, 2023
Other material terms	N/A

Type of debt	Bank loan
Name of creditor	ICICI Bank
Amount outstanding	$11,272.30
Interest rate and payment schedule	8.2% & Monthly on the 5th
Amortization schedule	Fixed Monthly $258.75

Describe any collateral or security	Vehicle Secured
Maturity date	September 5, 2025
Other material terms	N/A

Type of debt	Loan
Name of creditor	Third Party
Amount outstanding	$20,000
Interest rate and payment schedule	none
Amortization schedule	none
Describe any collateral or security	none
Maturity date	Due on demand
Other material terms	N/A

The Company has not conducted any offerings, exempt or not, in the past 3 years.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $14,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

A majority of the Company is owned by three founders (69.83%) 1. Jegan Vincent - Founder & CEO 2. Amal Jesayen - Founder & COO 3. Rajesh Soundarapandian - Founder & MD

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Jegan Vincent	28.8%
Amal Jesayen	23.0%

Following the Offering, the Purchasers will own 0.709% of the Company if the Minimum Amount is raised and 8.11% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company completed its pre seed round of financing from friends & families between 2017-18. Following the Offering, we should have enough liquidity to execute our business plan until June, 2024. We intend to be profitable by 2nd quarter of 2025. Our significant challenges are developing and marketing a viable product in a competitive environment. (1) Hiring and retaining IoT experts (2) Spending on R&D to be competitive with the technological advancements

The Company intends to achieve/maintain/improve profitability in the next 18 months by significantly selling more recurring revenue subscriptions.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $10,000 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering
The Company is offering up to 882,143 of Shares of Non-Voting Common Stock for up to $1,235,000.00. The Company is attempting to raise a minimum amount of $10,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by January 31, 2024 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,235,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with North Capital Financial Services until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event that $100,000 in investments is committed and received by the Escrow Agent and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment. In the event the Company does conduct the first of multiple closes, the Company agrees to only withdraw $100,000 from escrow and will only conduct the Intermediate Close if more than thirty (30) days remain before the Offering Deadline.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The minimum amount that a Purchaser may invest in the Offering is $280.00.

The Offering is being made through Title3Funds.com, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
7.0% of the amount raised in the Offering

Stock, Warrants and Other Compensation
Securities in an amount equal to 2% of the total number of Securities sold in the Offering.

Transfer Agent and Registrar
The transfer agent and registrar for the Securities is Securitize.

The Securities
We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 30,000,000 shares of common stock, par value $0.00001 per share, of which 9,000,000 common shares will be issued and outstanding; (ii) 10,000,000 shares of non-voting common stock, par value $0.00001 per share, of which 1,007,142 non-voting common shares will be issued and outstanding; and (iii) 10,000,000 shares of preferred stock, par value $0.00001 per share, of which 0 preferred stock will be issued and outstanding.

Voting and Other Rights

Holders of Non-Voting Common Stock do not have any voting rights, except as otherwise provided by applicable law.

Dividend Rights

Holders of all classes of common stock will share equally in any dividend declared by our Board of Directors, if any, subject to the rights of the holders of any outstanding preferred stock.

The Company does intend to issue dividends in the future. The Company will issue dividends at the discretion of the Boards of Directors.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of common stock would be entitled to share ratably in the Company's assets that are legally available for distribution to shareholders after payment of liabilities. If the Company has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of common stock.

Other Rights

Other than as set forth in any shareholder's agreements and as described elsewhere herein, the Company's shareholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common shareholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares sold in the Offering will be, when sold, validly issued, fully paid and non-assessable.

Voting and Control

The Securities have the following voting rights: No Voting Rights

The Company does have voting agreements in place.

The Company requires each holder of Non-Voting Common Stock to execute its Shareholders Agreement, attached to this Form C as Exhibit E. Purchasers are encouraged to review the Shareholders Agreement carefully.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

Please refer to the Company's Shareholders Agreement attached to this Form C as Exhibit E.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

Related Person/Entity	Amal Jesayen
Relationship to the Company	Founder
Total amount of money involved	$5,996.95
Benefits or compensation received by related person	None
Benefits or compensation received by Company	Operating funds
Description of the transaction	Amal loaned the Company $12,000 in 2020 and partial amount paid back. The amounts are due on demand and do not accrue interest

Related Person/Entity	Amal Jesayen
Relationship to the Company	Founder
Total amount of money involved	$4,388.37
Benefits or compensation received by related person	None
Benefits or compensation received by Company	Operating Funds
Description of the transaction	Amal loaned Boodskap Labs (India) in 2018. The amounts are due on demand and do not accrue interest

Related Person/Entity	Gracite Infrastructure Pvt Ltd
Relationship to the Company	Founders controlled
Total amount of money involved	$12,068.02
Benefits or compensation received by related person	None
Benefits or compensation received by Company	Operating Fund
Description of the transaction	Gracite made loans to Boodskap Labs (India)

	in 2016, 2017. The amounts are due on demand and do not accrue interest

Related Person/Entity	Jegan Vincent
Relationship to the Company	Founder
Total amount of money involved	$27,427.32
Benefits or compensation received by related person	None
Benefits or compensation received by Company	Operating Funds
Description of the transaction	Jegan loaned Boodskap Labs (India) in 2019. The amounts are due on demand and do not accrue interest

Related Person/Entity	Jegan Vincent
Relationship to the Company	Founder
Total amount of money involved	$25,575
Benefits or compensation received by related person	None
Benefits or compensation received by Company	Operating funds
Description of the transaction	Jegan loaned the Company in 2022. The amounts are due on demand and do not accrue interest.

Related Person/Entity	Rajesh Soundarapandian
Relationship to the Company	Founder
Total amount of money involved	$18,818
Benefits or compensation received by related person	None
Benefits or compensation received by Company	Operating funds
Description of the transaction	Rajesh loaned the Company in 2022. The amounts are due on demand and do not accrue

	interest.

Related Person/Entity	Jegan Vincent
Relationship to the Company	Founder
Total amount of money involved	$23,099
Benefits or compensation received by related person	None
Benefits or compensation received by Company	Operating funds
Description of the transaction	Jegan loaned the Company in December 2022. The amounts are due on December 2025 and accrues 10% interest annually.

Related Person/Entity	Jegan Vincent
Relationship to the Company	Founder
Total amount of money involved	$18,750
Benefits or compensation received by related person	None
Benefits or compensation received by Company	Operating funds
Description of the transaction	Jegan loaned the Company in December 2022 & January 2023. The amounts are due on demand and do not accrue interest.

Related Person/Entity	Christopher Pragash
Relationship to the Company	Share Holder
Total amount of money involved	$25,000
Benefits or compensation received by related person	None
Benefits or compensation received by Company	Operating funds
Description of the transaction	Chris loaned the Company in January 2023. The amounts are due on demand and accrues 6% interest annually.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Jegan Vincent
(Signature)

Jegan Vincent
(Name)

Founder & CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Jegan Vincent
(Signature)

Jegan Vincent
(Name)

Founder & CEO
(Title)

1/31/23
(Date)

/s/Amal Jesayen
(Signature)

Amal Jesayen
(Name)

Founder & COO
(Title)

1/31/23
(Date)

/s/Rajesh Kumar Soundarapandian
(Signature)

Rajesh Kumar Soundarapandian
(Name)

Founder & Managing Director
(Title)

1/31/23
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Company Summary
Exhibit C	Video Transcript
Exhibit D	Subscription Agreement
Exhibit E	Shareholders Agreement
Exhibit F	Joinder to Shareholders Agreement

EXHIBIT A

Financial Statements

Boodskap, Inc. (the "Company") a Texas Corporation and Subsidiary

Consolidated Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Boodskap, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the consolidated statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
January 30, 2023
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	75,559	52,356
Accounts Receivable	100,608	100,825
Prepaid Expense	10,694	13,244
Total Current Assets	186,861	166,425
Non-current Assets		
Fixed Assets, net of Accumulated Depreciation	39,634	29,459
Others	23,958	16,811
Total Non-Current Assets	63,592	46,270
TOTAL ASSETS	250,453	212,696
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	247	2,674
Short Term Notes Payable - Related Party	49,881	55,458
Income Tax Payable	1,738	-
Short Term Notes Payable	31,272	34,120
Deferred Tax Liability	10,246	3,485
Payroll Liabilities	1,701	1,332
Other	4,394	4,631
Total Current Liabilities	99,478	101,699
TOTAL LIABILITIES	99,478	101,699
EQUITY		
Common Stock	99	99
Non-Voting Common Stock	1	1
Stock Subscription	(11,893)	(11,893)
Additional Paid in Capital	134,135	134,162
Accumulated Other Comprehensive Income(Loss)	(312)	(658)
Accumulated Earnings/(Deficit)	28,947	(10,714)
Total Equity	150,977	110,997
TOTAL LIABILITIES AND EQUITY	250,453	212,696

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	544,655	568,159
Cost of Revenue	36,040	31,642
Gross Profit	508,615	536,517
Operating Expenses		
Advertising and Marketing	9,261	14,100
General and Administrative	432,225	340,500
Rent and Lease	11,957	10,282
Depreciation	7,013	9,597
Total Operating Expenses	460,456	374,479
Operating Income (loss)	48,159	162,038
Other Expense		
Interest Expense	-	2,788
Total Other Expense	-	2,788
Provision for Income Tax	8,498	33,496
Net Income (loss)	39,661	125,755
Foreign Currency Translation	346	(658)
Comprehensive Income	40,007	125,097

Statement of Cash Flows

	Year Ended December 31,	
	2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	39,661	125,755
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	7,013	9,597
Accounts Payable	(2,427)	(1,821)
Accrued Liabilities	(7,014)	1,332
Tax Liabilities	8,498	33,496
Prepaid Expenses	2,550	(17,354)
Accounts Receivable	217	(76,230)
Other	-	(14,665)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	8,836	(65,645)
Net Cash provided by (used in) Operating Activities	48,497	60,110
INVESTING ACTIVITIES		
Computers, Equipment, Furniture, and Vehicle	(17,188)	(23,891)
Security Deposit	-	4,558
Net Cash provided by (used by) Investing Activities	(17,188)	(19,333)
FINANCING ACTIVITIES		
Notes Payable	(2,848)	(563)
Notes Payable - Related Party	(5,578)	(9,520)
Additional Paid-in Capital	(27)	15,373
Net Cash provided by (used in) Financing Activities	(8,452)	5,290
Cash at the beginning of period	52,356	6,948
Net Cash increase (decrease) for period	22,858	46,067
Foreign Currency Translation	344	(658)
Cash at end of period	75,558	52,356

Statement of Changes in Shareholder Equity

	Common Stock		Non-Voting Common Stock						
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	Stock Subscription	Accumulated Other Comprehensive Income/Loss	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2020	9,000,000	99	1,000,000	1	(11,893)	-	118,789	(136,469)	(29,473)
Foreign Currency Translation	-	-	-	-	-	(658)	-	-	(658)
Additional Paid in Capital	-	-	-	-	-	-	15,373	-	15,373
Net Income (Loss)	-	-	-	-	-	-	-	125,755	125,755
Ending Balance 12/31/2020	9,000,000	99	1,000,000	1	(11,893)	(658)	134,162	(10,714)	110,997
Foreign Currency Translation	-	-	-	-	-	346	-	-	346
Additional Paid in Capital	-	-	-	-	-	-	(27)	-	(27)
Net Income (Loss)	-	-	-	-	-	-	-	39,661	39,661
Ending Balance 12/31/2021	9,000,000	99	1,000,000	1	(11,893)	(312)	134,135	28,947	150,977

Boodskap, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Boodskap, Inc ("the Company") was formed in Texas on January 13th, 2017. The Company is a disruptive Internet of Things (IoT) platform company headquartered in Dallas, TX. The comprehensive end-to-end technology platform enables business to quickly connect any hardware devices and rapidly build connected applications in a cost-efficient manner. The platform leverages the latest and emerging technologies including artificial intelligence (AI), machine learning (ML) creating a huge business differentiator for customers. The Company currently is generating revenue using a Platform as a Service (PaaS) subscription model and software services using the Company's IoT Platform. The Company's customers will be located in United States and other parts of the world.

The Company will conduct a crowdfunding campaign under regulation CF starting in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation – Foreign Operations.

The financials of the Company include its wholly owned subsidiary, Boodskap Labs Private Limited an entity operating out of India. All significant intercompany transactions are eliminated Operations outside the United States are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange. The Company does not engage in hedging activities to mitigate its exposure to fluctuations in foreign currency exchange rates. During 2021 and 2020, the Company reported earnings of $24,808 and $20,859, respectively, in earnings from foreign subsidiaries. Dividends received from foreign subsidiaries amounted to $0 for 2021 and 2020, respectively. Net negative equity (deficit) of foreign operations was $(638) as of December 31, 2020. Net positive equity of foreign operations was $23,986 as of December 31st, 2021.

Foreign Currency Translation

The functional currencies of the Company's foreign operations are the local currencies. The financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year. Accumulated net translation adjustments have been reported separately in other comprehensive loss in the consolidated financial statements. Foreign currency translation adjustments resulted in gains of $346 and a loss of $658 in 2021 and 2020, respectively. Foreign currency transaction gains (losses) resulting from exchange rate fluctuations on transactions denominated in a currency other than the functional currency totaled approximately $0 in 2020 and 2021 and are included in other expense in the accompanying consolidated statements of operations.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Concentration of Revenue

The Company generated all of its revenue of $568,159 in 2020 from one customer. In 2021, the Company generated 82.55% or $449,613 of its revenue from that same customer. In 2021, the Company also generated 15.94% or $86,818 of its revenue from another customer. Management believes it will be able to diversify its customer base in future years once it begins generating subscription revenue.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue via its comprehensive end-to-end technology platform that enables businesses to quickly connect to any hardware devices and rapidly build connected applications in a cost-efficient manner. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users and performing services according to terms and conditions agreed upon with the customer. The Company recognizes revenue when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which services will be provided, the fee is fixed or determinable, and the collection of any related receivable is probable. The Company records service revenue as services are performed using the Company's IoT Platform.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized as equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/21
Computers	5	20,973	(7,877)	-	13,095
Vehicle	5	12,634	(4,781)	-	7,853
Equipment	7	17,272	(5,183)	-	12,088
Furniture and Fixtures	7	10,068	(3,470)	-	6,598
Grand Total	**-**	**60,947**	**(21,311)**	**-**	**39,634**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company did not have any equity-based compensation as of December 31st, 2021.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and India. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards.

The Tax Cuts and Jobs Act of 2017 (the "Tax Reform Act") was enacted into law. The Tax Reform Act also established new tax provisions that impacted the Company beginning in fiscal year 2020 and 2021 including a new provision designed to tax global intangible low-tax income ("GILTI"); and simultaneously establishing a deduction for foreign-derived intangible income ("FDII"); and generally eliminating U.S. federal income taxes on dividends from foreign subsidiaries. Regarding the new GILTI tax rules, the Company is allowed to make an accounting policy election to either (i) treat taxes due on future GILTI inclusions in U.S. taxable income as a current period expense when incurred or (ii) reflect such portion of the future GILTI exclusions in U.S. taxable income that relate to existing basis differences in the Company's measurement of deferred taxes. The Company has elected to treat taxes due to future GILTI inclusions in U.S. taxable income as a current period expense.

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consist of the following:

		2021	2020
Deferred tax assets:			
Net operating loss carryforwards		10,882	17,688
	Total	10,882	17,688
Deferred tax liabilities:			
Effect of Cash versus Accrual Accounting for Revenue Receivables		21,128	21,173
	Total	21,128	21,173
Net deferred tax asset (liability)		(10,246)	(3,485)

The provisions for income taxes consist of the following components:

	2021	2020
Current	1,737	-
Change in Deferred Assets	6,807	17,488
Change in Deferred Liabilities	(46)	16,008
Total Provision for Expense/(Benefit)	8,498	33,496

The provision for federal income taxes differs from that computed by applying federal statutory rates to income before federal income tax expense, as indicated in the following analysis (dollars):

	2021	2020
Income (Loss) before federal income tax expense	48,159	159,251
Federal statutory income tax at 21%	10,113	33,443
Tax Basis Differences for global intangible low-taxed income ("GILTI")	(1,615)	-
Other	-	53
Provision for Income Tax	8,498	33,496

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

A founder loaned the Company $12,000 in 2020. The amounts are due on demand and do not accrue interest. The balance was $5,997 as of December 31st, 2021.

A company controlled by the founder loaned the Company amounts in 2016 and 2017. The amounts are due on demand and do not accrue interest. The balance of the loan was $12,068 as of December 31st, 2021.

A founder made a loan to the Company in 2018. The amounts are due on demand and do not accrue interest. The balance of the loan was $4,388 as of December 31st, 2021.

A founder made a loan to the Company in 2019. The amounts are due on demand and do not accrue interest. The balance of the loan was $27,427 as of December 31st, 2021.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

In August of 2020, the Company entered into a loan agreement totaling $14,021 with an interest rate of 8.2% and a maturity date of September 5th, 2025. This loan is secured by a vehicle. Monthly payments of $259 are required. The balance of this loan was $13,937 and $11,272 as of December 31st, 2020 and 2021, respectively.

In 2018, the Company entered into a loan agreement totaling $30,000. The loan requires monthly interest payments at a 10% annual rate. The balance was $5,500 as of December 31st, 2020. The amount was fully paid off in 2021.

A third party loaned the Company $20,000 in 2019. The amount is due on demand and does not accrue interest. The balance was $20,000 as of December 31st, 2021.

See Note 3 – Related Party Transactions and Note 7 – Subsequent Events for details of additional loans.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	72,989
2023	3,108
2024	3,108
2025	1,948
2026	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares consisting of 9,000,000 shares of Common Stock with a par value of $0.00001 per share and 1,000,000 shares of Non-Voting Common Stock with a par value $0.00001 per share.

9,000,000 Common Stock were issued and outstanding as of 2020 and 2021 and 1,000,000 Non-Voting Common Stock were issued and outstanding as of 2020 and 2021.

The Company had a stock subscription receivable totaling $11,893 from stock issued for which funds had yet to be received from investors prior to the years under review. The Company expects to collect the funds upon demand from the investors.

Voting: The holders of Common Stock are entitled to one vote for each share of Common Stock held. The holders of Non-Voting Common Stock shall have no vote on any Company matters.

Dividends: The holders of Common Stock and Non-Voting Common Stock are entitled to receive dividends when and if declared by the Board of Directors. No dividends have been declared as of December 31st, 2021.

See Note 7 – Subsequent Events for details of amendment to the Certificate of Formation after December 31st, 2021.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31st, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through January 30, 2023, the date these financial statements were available to be issued.

In 2023, the Company entered into a loan agreement with a shareholder totaling $25,000 with an interest rate of 6%. The loan is due on demand.

In 2023, the Company entered into a loan agreement with a shareholder totaling $18,750. The loan does not accrue interest and is due on demand.

The Company amended its Certificate of Formation resulting in the total authorized stock to increase to 50,000,000, consisting of 30,000,000 Common Stock, 10,000,000 Non-Voting Common Stock, and 10,000,000 Preferred Stock all at a par value of $0.00001 per share. Preferred shareholders have 1 vote for every common share they could own if converted. The holders of the Preferred Stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on Preferred Stock are in preference to and prior to any payment of any dividend on Common Stock and are not cumulative.

In July of 2022, the Company entered into a loan agreement with a third party for $65,000 with an interest rate of 6.68% and a maturity date of July 22nd, 2023. This loan is guaranteed by the founder.

The Company incurred an account payable in the course of business to a third-party company in the amount of $28,125. The amount does not accrue interest and is due on demand.

The Company entered into two additional shareholder loans totaling $25,575 and $18,819. The loans do not accrue interest and are due on demand.

In December of 2022, the Company entered into a shareholder loan agreement totaling $23,099. The loan accrues interest at 10% annually and is due in December of 2025.

The Company entered into an office space lease in India under a 3-year operating lease requiring monthly payments of $2,994. The current lease expires on August 1st, 2025, with a lock-in period. Future minimum lease payments as of December 31st, 2022, are as follows:

Year Ending December 31,	Payment
2022	14,968
2023	35,924
2024	35,924
2025	20,956
Thereafter	-

NOTE 8 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT B

Company Summary

The Most Complete

IoT Platform



BOODSKAP
IoT Platform

End to End IoT Platform that helps build Secure, Scalable & Feature Rich solutions in no time!

<u>USA</u>

Boodskap Inc., 8951 Cypress Waters Blvd, suite 160, Dallas, TX 75019

<u>India</u>

Boodskap Labs Pvt Ltd., #6 Sri Ramulu Street, Saligramam, Chennai, TN, India. 600093

The Launchpad for all of your IoT Implementations – boodskap.io





BOODSKAP
IoT Platform

25+ Billion IoT Connected Devices Today

It's Growing 25% Year Over Year

CONNECT ANY IOT DEVICE, STREAM ANY DATA

BUILD YOUR APPLICATIONS

DRAG & DROP, LOW-CODE / NO-CODE



BOODSKAP
IoT Platform

Insanely Powerful & Incredibly Simple IoT Platform – boodskap.io

INSANELY POWERFUL INCREDIBLY SIMPLE NO-CODE LOW-CODE IOT PLATFORM


CONNECT
Wifi
RF
LoRa
GSM
FTP
File Transfer Protocol
TCP
Transmission Control Protocol
HTTP
HyperText Transfer Protocol
CoAP
Constrained Application Protocol
MQTT
Message Queuing Telemetry Transport
UDP
User Datagram Protocol
BUILD
PUBLISH
Play Store
App Store
Microsoft Store
Chrome
Firefox
Safari
PaaS Platform-as-a-Service
Build your mobile and web dashboards on the fly using drag & drop builders
Subscribe for events to get alerts & notifications
Cloud Firewall

BOODSKAP
IoT Platform

The Opportunity

The potential economic value that the IoT could unlock is large and growing. By 2030, we estimate that it could enable $5.5 trillion to $12.6 trillion in value globally, including the value captured by consumers and customers of IoT products and services

McKinsey &Company



Report



BOODSKAP
IoT Platform

The Internet of Things' large and growing economic-value potential is concentrated in nine settings where the technology is deployed.

Estimated 2030 economic value of Internet of Things adoption, by setting, $ billion



Vehicle
430–620

Office
240–500

Retail environment
650–1,150

Outside
400–930

Home
440–830

City
970–1,700

Work site
400–1,730

Human health
550–1,770

Factory
1,430–3,320

Total

Bar segments show low-range (dark) and high-range (light) estimates

740–1,600   2020

2,800–6,300   2025

5,500–12,600   2030

Note: Segment sizes based on high-end estimates. Figures may not sum to listed totals, because of rounding.

McKinsey & Company

Market Size



SOM
$115 Billions

SAM
$260 Billions

TAM
$740 Billions

We came this far

2015-16	2017	2018	2019	2020-21	2022 (Forecast)
3 Members	7 Members	9 Members	15 Members	35 Members	75+ Members
R&D operations in our garage	Moved into an Apartment Office	Apartment Office	Bigger Office	Bigger Office with Pantry	Much Bigger Office
Just coding	F&F bootstrapped with **$121K**	One of the **Fortune 500** companies as our client	One of the **Govt Agencies in US** as our client	One of the **IIT Madras incubated** companies as our client	Revenue **$1M+**
	Rolled out our **First Production** Version	Revenue **$57,840**	Revenue **$242,911**	Revenue **$1,124,814**	



BOODSKAP
IoT Platform

The journey matters as much as the goal

Revenue & Forecast



1,000,000	750,000	500,000	250,000	0	

$

2018   2019   2020   2021   2022 (Pipeline)

→ Revenue



35,000,000	30,000,000	25,000,000	20,000,000	15,000,000	10,000,000	5,000,000	0

$

2023   2024   2025   2026   2027

→ Projection



BOODSKAP
IoT Platform

Revenue cures everything in the business world.

What Boodskap Offers



Platform

- Horizontal IoT Platform
- 100+ Pre-baked Components
- Highly Customizable & Scalable

Connectivity



- Connect any IoT Devices
- Stream Structured & UnStructured Data
- Design workflows & business rules

Delivery



- Low-Code & No-Code Editors
- Drag & Drop Mobile App Builder
- Custom Solutions through 2500+ APIs

Reduce 85% on Time to Market
Industry Agnostic

Reduce 50+% on Cost
Deployment Agnostic

No Vendor Lock-In
Device Agnostic



BOODSKAP
IoT Platform

Deploy in, AWS, Azure, GPC, Docker, OnPerm, etc... — boodskap.io

Cloud

	Free (Not for Commerical)	Beginner	Basic	Preferred	Professional
	$ 0	$10	$49	$99	$149
Data Points	100K	2M	10M	25M	50M
API	10K	20K	100K	250K	500K
Devices	5	25	1000	5000	Unlimited
Connected Devices	1	10	25	50	100
Tenants (Domains)	1	1	1	1	1
Data Retention	1.5M Data Points	24M Data Points	120M Data Points	300M Data Points	600M Data Points
Add-On Subscription	No	Yes	Yes	Yes	Yes
SMS (International)	NA	NA	10	25	100
Email	100	500	1K	2K	5K
Support (Response)	Community	Email - in 2 Days	Email - in 1 Days	Email - in 16 Hrs	Email - in 12 Hrs

Simple Pricing Model

What Boodskap **Offers** to Community









100% Open Source IoT Dev Kits

Arduino, ESP8266, ESP32, Raspberry PI, ARM, etc

WiFi, Bluetooth, BLE, LoRA, Zigbee, RF, GSM, LTE, etc...

Free Platform Access

Quick Prototyping



IoT Platform Types

Our competitors are under *one* or *two* of these categories



Device Connectivity



Device Management



Application Delivery



Advanced Analytics



Cloud Centric

We are the **End to End** type

Low Code & No Code



BOODSKAP
IoT Platform

Boodskap IoT platform does all the heavy lifting - boodskap.io

Acquire larger Audience

Platform as a Service

Customer service should not be a Department. It should be the entire Company



Whopping
$4.92 Trillion

Self Servicing IoT Market

High - Velocity
PaaS Model

Easy Subscriptions
$10, $49, $99, $149, $399 / monthly plans



Founders

Jegan Vincent
CEO





Amal Jesayen
COO







Rajesh S
MD











70+ years of IT experience, 42+ years in M2M, Telemetry & IoT verticals



Clientele

Department of Transitional Assistance

NOKIA

TICMEGA

ZedBee



BUDDI AI

Annamalai University
WITH COURAGE AND FAITH


Growchain

FourBends

ENSTRAPP

Kyyba

C²DIGITRAN

RT RUGGED
TELEMETRY

SHARKDREAMS

ABB

FARADAY
OZONE

DigiVal
IT SOLUTIONS

BOODSKAP
IoT Platform

System Integrators for

Maximum Reach

Our marketing team will work with major IT consulting firms to take leverage of Boodskap

 On-site & online training sessions

 Hackathons in major cities

 Early adapter free & trial credits

 OEM & Volume licensing



1 TCS
2 Infosys
3 HCL
4 Wipro
5 Tech Mahindra
6 L&T Infotech
7 Mindtree
8 Mphasis
9 Oracle Finserve
10 Coforge
11 Persistent
12 Cyient
13 Intellect Design
14 Zensar
15 Birlasoft
16 Sonata software
17 KPIT Technologies
18 R System
19 Sasken
20 Datamatics

500+ more...



BOODSKAP
IoT Platform

10,000 Students Yearly

Boodskap Certified

- Tie-up with top 100+ educational institutions
- 17% of top students makes decisions under 11 months
- 10,000 resumes flooded with Boodskap certifications in the market


BOODSKAP
Network of Things

The best way to predict your future is to create it

BOODSKAP
IoT Platform

One of a kind End to End Platform

- Reliable, Scalable, Portable
- Low Code, No Code, Full Code
- Any Device, Any Protocol, Any Medium
- Structured Data, Un-Structured Data, Semi-Structured Data
- Any Volume, Any Velocity, Any Variety
- Stream Processing, Batch Processing, Pipeline Processing
- Any Logic, Any Workflow, Any Business Process
- Big Data, Big Search, Big Analytics
- Mobile Dashboard, Web Dashboard, Desktop Dashboard
- Public Cloud, Private Cloud, Barebones, Edge



BOODSKAP
IoT Platform

Only platform where you could spit out a mobile app on the fly with ZERO development effort

Some of our Key Differentiators

· Historical **speed** to go to market

· Zero maintenance environment, **self healing** architecture

· Very **intuitive** frameworks to develop & deploy

· Lambda style **micro-apis**, scale in a greater velocity

· **Multi tenancy** capability, multi kind application delivery

· Very **reduced** total cost of ownership

· **Record time** to business impact



Competitor Comparison



BOODSKAP
IoT Platform

Platform	Boodskap	KAA IoT	Thingsboard	Particle	AWS	Azure
Required IoT Expertise	Begineer	Basic	Basic	Intermediate	Expert	Expert
Device Management	Agnostic	Y	Y	Y*	Y*	Y*
Cloud Support	Agnostic	Y	Y	Y	Y	Y
Application Delivery	Y	Y	Y	Y*	N	N
Advanced Analytics	Y	NA	NA	NA	NA	NA
Mobile App Builder	Y	N	N	N	NA	NA
Web App Builder	Y	Y	Y	Y	NA	NA
Rules Engine	Y	Y*	Y*	Y*	Y*	NA
Workflow Engine	Y	N	N	N	NA	NA
Flexible Deployment	Y	Y	Y	N	NA	NA
Min Pricing	$10	$10	$10	$99	Complex	Complex

*Limited / Restricted Functionality

Usage of Funds



- New Hires - 25
- Sales & Marketing - 25
- Cloud Hosting - 10
- Operations - 27
- Legal - 3
- Platform Implementation - 10



BOODSKAP
IoT Platform



BOODSKAP

IoT Platform

THANK YOU!

EXHIBIT C

Video Transcript

VIDEO TRANSCRIPT

Main Video Transcript

Hi – I am Jegan Vincent, founder and CEO of Boodskap. Boodskap is a end-to-end IoT platform that allows enterprises, hardware developers, software designers and developers to build and publish IoT applications quickly and efficiently.

Internet of Things is everywhere today. Some of the industries that use IoT extensively are healthcare, oil and gas, transportation, Agriculture, Industry 4.0 and many more

They all use some combination of sensors and devices for remote automation and monitoring to increase the overall performance and productivity.

IoT will continue to evolve and grow – In Fact McKinsey & company predicts that the market opportunity for IoT will grow to $12 trillion by 2030!

IoT is a very crowded marketplace, big name players like google, Microsoft, AWS, IBM they all offer various IoT capabilities today.

The key difference is developer have to stitch together various service offerings to build an IoT solution, that leads to increased cost and time to market.

Boodskap is built for only one purpose – IoT – all the necessary services to build IoT applications are readily available in our powerful, flexible and easy-to-use platform.

Boodskap was founded in 2017 with 3 main objectives –
- One - Agnostic to all hardware, sensors and cloud providers
- Two - support all industry standard IoT protocols
- Three - One stop shop for all of your IoT implementations

Now, let me tell you the history behind the name "Boodskap" – yes!! It's a very unique name for an IoT company.

We the founders of Boodskap have over 70+ years of combined experience in Satellite telemetry, Device fabrication, firmware and Software development.

At the very heart of every IoT solution lies the data which is nothing but the messages.

The word "Boodskap" in Afrikaans language refers to "messages" – there you go, that's how our company's name was found.

We are raising capital from the public through equity crowdfunding.

You can take part in Boodskap as an investor, join us in the journey of disrupting the industry for the greater goodness.

To learn more about this opportunity, please visit title3funds.com, thank you.

Video Transcript:

Did you know there are 25 billion IoT devices and it's growing exponentially as we speak, IoT is changing the world for the better, and with its industrial and Home applications.

It is now possible to maintain and monitor large operations remotely at a low cost with great comfort. So, how can you be a part of this revolutionary change?

Hello Boodskap, Boodskap is an insanely powerful and Incredibly simple IoT platform, which makes it easy for any kind of business process to become a smart business process.

Never miss a critical failure or an alarm or an Insight. Scale on demand and grow your business step into the future of IoT with Boodskap's low-code, no-code solution.

Try it today!

EXHIBIT D

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Boodskap Inc.
8951 Cypress Waters Blvd, Ste 160
Dallas, TX 75019

Ladies and Gentlemen:

The undersigned understands that Boodskap Inc., a Corporation organized under the laws of Texas (the "Company"), is offering up to $1,235,000.00 of Shares of Non-Voting Common Stock (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated January 31, 2023 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. pacific standard time on January 31, 2024, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by North Capital Financial Services (the "Escrow Agent") from the undersigned by wire transfer of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified and by Securitize (the "Transfer Agent"), which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Texas, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.
i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, Title3Funds.com, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, Title3Funds.com or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, Title3Funds.com nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, Title3Funds.com nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

4

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in the State of Texas, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Texas, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	8951 Cypress Waters Blvd, Ste 160 Dallas, TX 75019 E-mail: Attention:
If to the Purchaser:	[PURCHASER ADDRESS] [PURCHASE E-MAIL]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [AMOUNT OF SECURITIES TO BE ACQUIRED BY PURCHASER] for [TOTAL AMOUNT TO BE PAID BY PURCHASER].

Boodskap Inc.
By_____ Name: Title:

EXHIBIT E

Shareholders Agreement

SHAREHOLDERS' AGREEMENT

among

BOODSKAP, INC.

and

EACH PERSON IDENTIFIED ON SCHEDULE A

dated as of

January __, 2023

Shareholders' Agreement

This Shareholders' Agreement (this "**Agreement**"), dated as of January __, 2022 (the "**Effective Date**"), is entered into among Boodskap, Inc. a Texas corporation (the "**Company**"), and each Person who after the date hereof acquires Shares of the Company and becomes a party to this Agreement by executing a Joinder Agreement (such Persons, the "**Shareholders**").

RECITALS

WHEREAS, the Company was formed for the purposes of conducting and operating the Business;

WHEREAS, the Company has authorized 882,143 Shares for a Regulation Crowdfunding offering; and

WHEREAS, the Shareholders and the other parties hereto deem it in their best interests and in the best interests of the Company to set forth in this Agreement their respective rights and obligations in connection with their investment in the Company.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

Capitalized terms used herein and not otherwise defined shall have the meanings specified or referenced in this ARTICLE I.

"**Affiliate**" means with respect to any Person, any other Person who, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such Person. For purposes of this definition, "control," when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

"**Agreement**" has the meaning set forth in the preamble.

"**Applicable Law**" means all applicable provisions of: (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (b) any consents or approvals of any Governmental Authority; and (c) any orders, decisions, advisory or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

"**Business**" means any lawful act or activity for which corporations may be organized under the Texas Business Organizations Code, as amended ("**TBOC**").

"**Business Day**" means a day other than a Saturday, Sunday, or other day on which commercial banks in the State of Texas are authorized or required to close.

"**Bylaws**" means the bylaws of the Company, as amended, modified, supplemented, or restated from time to time in accordance with the terms of this Agreement.

"**Certificate of Formation**" means the Second Restated Certificate of Formation of the Company, as filed on December 6, 2022 with the Texas Secretary of State, and as amended, modified, supplemented, or restated from time to time in accordance with the terms of this Agreement.

"**Code**" means the Texas Business Organizations Code, as amended from time to time and including any successor legislation thereto and any regulations promulgated thereunder.

"**Company**" has the meaning set forth in the preamble.

"**Confidential Information**" has the meaning set forth in Section Section 3.01(a).

"**Effective Date**" has the meaning set forth in the preamble.

"**Excluded Securities**" means any Shares or other equity securities issued in connection with: (a) a grant to any existing or prospective consultants, employees, officers, or Directors pursuant to any stock option, employee stock purchase, or similar equity-based plans or other compensation agreement; (b) the exercise or conversion of options to purchase Shares, or Shares issued to any existing or prospective consultants, employees, officers, or Directors pursuant to any stock option, employee stock purchase, or similar equity-based plans or any other compensation agreement; (c) any acquisition by the Company of the shares of stock, assets, properties, or business of any Person; (d) any merger, consolidation, or other business combination involving the Company; (e) a share split, share dividend, or any similar recapitalization; or (f) any issuance of Financing Equity where such Financing Equity, together with all then outstanding Financing Equity, is not equal to, and is not convertible into, an aggregate of more than five (5) percent of the outstanding Shares on a fully diluted basis at the time of the issuance of such Financing Equity, in each case, approved in accordance with the terms of this Agreement.

"**Family Member**" means with respect to any Shareholder that is a natural person, such Shareholder's Spouse, parent, sibling, descendant (including adoptive relationships and stepchildren), and the Spouses of each such natural persons.

"**Financing Equity**" means any Shares, warrants, or other similar rights to purchase Shares issued to lenders or other institutional investors (excluding the Shareholders) in any arm's length transaction providing debt financing to the Company.

"**Fiscal Year**" means, for financial accounting purposes, January 1 to December 31.

"**GAAP**" means United States generally accepted accounting principles in effect from time to time.

"**Government Approval**" means any authorization, consent, approval, waiver, exception, variance, order, exemption, publication, filing, declaration, concession, grant, franchise, agreement, permission, permit, or license of, from, or with any Governmental Authority, the giving notice to, or registration with, any Governmental Authority, or any other action in respect of any Governmental Authority.

"**Governmental Authority**" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

"**Governing Documents**" means the Bylaws and the Certificate of Formation.

"**Independent Third Party**" means, with respect to any Shareholder, any Person who is not a Permitted Transferee of such Shareholder.

"**Initial Public Offering**" means any offering of Shares pursuant to a registration statement filed in accordance with the Securities Act.

"**Initial Shareholders**" has the meaning set forth in the preamble.

"**Joinder Agreement**" means the joinder agreement in form and substance of **Exhibit A** attached hereto.

"**Lien**" means any lien, claim, charge, mortgage, pledge, security interest, option, preferential arrangement, right of first offer, encumbrance, or other restriction or limitation of any nature whatsoever.

"**Marital Relationship**" means a civil union, domestic partnership, marriage, or any other similar relationship that is legally recognized in any jurisdiction.

"**Offered Shares**" has the meaning set forth in Section Section 2.02(a).

"**Offering Shareholder**" has the meaning set forth in Section Section 2.02(a).

"**Offering Shareholder Notice**" has the meaning set forth in Section Section 2.02(b).

"**Permitted Transferee**" means with respect to any Shareholder that is an entity, any Affiliate of such Shareholder, and with respect to any Shareholder who is an individual: (a) such Shareholder's Family Member; (b) a trust under which the distribution of Shares may be made only to such Shareholder and/or any Family Member of such Shareholder; (c) a charitable remainder trust, the income from which will be paid to such Shareholder during his or her life; (d) a corporation, partnership, or limited liability company, the shareholders, partners, or members of which are only such Shareholder and/or Family Members of such Shareholder; or (e) such Shareholder's executors, administrators, testamentary trustees, legatees, distributees, or beneficiaries by will or by the laws of intestate succession.

"**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

"**Related Party Agreement**" means any agreement, arrangement, or understanding between the Company and any Shareholder or any Affiliate of a Shareholder or any Director, officer, or employee of the Company, as such agreement may be amended, modified, supplemented, or restated in accordance with the terms of this Agreement.

"**Representative**" means, with respect to any Person, any and all directors, managers, members, partners, officers, employees, consultants, financial advisors, counsel, accountants, and other agents of such Person.

"**ROFR Notice**" has the meaning set forth in Section Section 2.02(d).

"**ROFR Notice Period**" has the meaning set forth in Section Section 2.02(d).

"**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

"**Shareholders**" has the meaning set forth in the preamble.

"**Shares**" means the non-voting common stock of up to $882,143 at $1.40 a share of the Company and any securities issued in respect thereof, or in substitution therefor, in connection with any share split, dividend, or combination, or any reclassification, recapitalization, merger, consolidation, exchange, or similar reorganization.

"**Spousal Consent**" has the meaning set forth in Section 6.18.

"**Spouse**" means a spouse, a party to a civil union, a domestic partner, a same-sex spouse or partner, or any individual in a Marital Relationship with a Shareholder.

"**Subsidiary**" means with respect to any Person, any other Person of which a majority of the outstanding shares or other equity interests having the power to vote for directors or comparable managers are owned, directly or indirectly, by the first Person.

"**Supermajority Approval**" means with respect to any matter that must be approved by the Shareholders pursuant to this Agreement: (a) the affirmative vote of Shareholders holding at least 66 2/3% of the issued and outstanding Shares; or (b) the unanimous written consent of the Shareholders/written consent of the Shareholders holding at least 66 2/3% of the issued and outstanding Shares.

"**Third Party Purchaser**" means any Person who, immediately prior to the contemplated transaction: (a) does not, directly or indirectly, own or have the right to acquire any outstanding Shares; or (b) is not a Permitted Transferee of any Person who, directly or indirectly, owns or has the right to acquire any Shares.

"**Transfer**" means to, directly or indirectly, sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Shares owned by a Person or any interest (including a beneficial interest) in any Shares owned by a Person. "Transfer" when used as a noun shall have a correlative meaning.

"**Waived ROFR Transfer Period**" has the meaning set forth in Section Section 2.02(f).

ARTICLE II
TRANSFER OF INTERESTS

Section 2.01   General Restrictions on Transfer.

(a)   Except as permitted pursuant to Section Section 2.01(b) or in accordance with the procedures described in Section 2.02, each Shareholder agrees that such Shareholder will not, directly or indirectly, voluntarily or involuntarily, Transfer any of its Shares.

(b)   The provisions of Section Section 2.01(a) and Section 2.02 shall not apply to any of the following Transfers by any Shareholder of any of its Shares:

(i)   to a Permitted Transferee; or

(ii)   pursuant to a merger, consolidation, or other business combination of the Company with a Third Party Purchaser that has been approved in compliance with the Certificate of Formation and Bylaws.

(c)   In addition to any legends required by Applicable Law, each certificate representing the Shares of the Company now owned or that may hereafter be acquired by the Shareholders shall bear a legend on the back substantially in the following form:

"THESE SHARES ARE SUBJECT TO THE PROVISIONS OF A SHAREHOLDERS' AGREEMENT DATED AS OF JANUARY __, 2022 THAT INCLUDES A VOTING AGREEMENT. A COPY OF THE SHAREHOLDERS' AGREEMENT IS ON FILE WITH THE SECRETARY OF THE CORPORATION AND MAY BE INSPECTED UPON REQUEST. NO TRANSFER, SALE, ASSIGNMENT, GIFT, PLEDGE, ENCUMBRANCE, HYPOTHECATION, OR OTHER DISPOSITION OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH SHAREHOLDERS' AGREEMENT AND EITHER (A) PURSUANT TO A REGISTRATION STATEMENT EFFECTIVE UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER. THE HOLDER OF THIS CERTIFICATE, BY ACCEPTANCE OF THIS CERTIFICATE, AGREES TO BE BOUND BY ALL OF THE PROVISIONS OF SUCH SHAREHOLDERS' AGREEMENT."

The front of such certificates shall bear a statement as follows:

"SEE TRANSFER AND OTHER RESTRICTIONS ON REVERSE SIDE."

(d)   Prior notice shall be given to the Company by a Shareholder of any Transfer of Shares, including Transfers to a Permitted Transferee. Prior to consummation of any Transfer by any Shareholder of any of its Shares, including a Transfer to a Permitted Transferee or a Third Party Purchaser, such Shareholder shall cause: (i) any transferee who is not already a party to this Agreement to execute and deliver to the Company a Joinder Agreement and in which such transferee agrees to be bound by the terms and conditions of this Agreement; and (ii) if the transferee is an individual, any Spouse of such transferee to execute and deliver to the Company a Spousal Consent. Upon any Transfer of Shares by any Shareholder, in accordance with this Section Section 2.01(d) and the other terms of this Agreement, the transferee thereof shall be substituted for, and shall assume all the rights and obligations under this Agreement of, the transferor thereof.

(e)   Notwithstanding any other provision of this Agreement, each Shareholder agrees that it will not, directly or indirectly, Transfer any of its Shares: (i) except as permitted under the Securities Act and other applicable federal or state securities laws, and then, if requested by the Company, only upon delivery to the Company of an opinion of counsel in form and substance satisfactory to the Company to the effect that such Transfer may be effected without registration under the Securities Act; (ii) if it would cause the Company or any of its Subsidiaries to be required to register as an investment company under the Investment Company Act of 1940, as amended; (iii) if it would cause the assets of the Company or any of its Subsidiaries to be deemed plan assets as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company; or (iv) if it would cause the Company to lose its close corporation status or increase the number of shareholders of the Company above any limit prescribed by the Governing Documents. In any event, the Board may refuse the Transfer to any Person if such Transfer would have a material adverse effect on the Company as a result of any regulatory or other restrictions imposed by any Governmental Authority.

(f)   Any Transfer or attempted Transfer of any Shares in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books, and the purported transferee in any such Transfer shall not be treated (and the purported transferor shall continue be treated) as the owner of such Shares for all purposes of this Agreement and the Governing Documents of the Company.

(g)   This Agreement shall cover all of the Shares now owned or hereafter acquired by the Shareholders while this Agreement remains in effect.

Section 2.02   Right of First Refusal.

(a)   If at any time a Shareholder (such Shareholder, an **"Offering Shareholder"**) receives a bona fide offer from any Third Party Purchaser to purchase all or any portion of the Shares (the **"Offered Shares"**) owned by the Offering Shareholder and the Offering Shareholder desires to Transfer the Offered Shares (other than Transfers that are permitted by Section Section 2.01(b)), then the Offering Shareholder must first make an offering of the Offered Shares to the Company in accordance with the provisions of this Section 2.02.

(b)   The Offering Shareholder shall, within five (5) Business Days of receipt of the offer from the Third Party Purchaser, give written notice (the **"Offering Shareholder Notice"**) to the Company stating that it has received a bona fide offer from a Third Party Purchaser and specifying:

(i)   The Offering Shareholder's bona fide intention to sell or otherwise transfer the shares;

(ii)   the number of Offered Shares to be Transferred by the Offering Shareholder;

(iii)   the name of each proposed Third Party Purchaser;

(iv) the per share purchase price and the other material terms and conditions of the Transfer, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof in the Board of Directors of the Company's sole discretion;

(v) the proposed date, time, and location of the closing of the Transfer, which shall not be less than sixty (60) Business Days from the date of the Offering Shareholder Notice; and

(vi) that by delivering the notice, the Offering Shareholder offers all such Shares to the Company and/or its assignee(s) pursuant to this Section 2 and on the same terms described in the notice.

The Offering Shareholder Notice shall constitute the Offering Shareholder's offer to Transfer the Offered Shares to the Company, which offer shall be irrevocable until the end of the ROFR Notice Period.

(c) By delivering the Offering Shareholder Notice, the Offering Shareholder represents and warrants to the Company that: (i) the Offering Shareholder has full right, title, and interest in and to the Offered Shares; (ii) the Offering Shareholder has all the necessary power and authority and has taken all necessary action to Transfer such Offered Shares as contemplated by this Section 2.02; and (iii) the Offered Shares are free and clear of any and all Liens other than those arising as a result of or under the terms of this Agreement.

(d) Upon receipt of the Offering Shareholder Notice, the Company shall have thirty (30) Business Days (the "**ROFR Notice Period**") to elect to purchase some or all of the Offered Shares by delivering a written notice (a "**ROFR Notice**") to the Offering Shareholder stating that it offers to purchase such Offered Shares on the terms specified in the Offering Shareholder Notice.

(e) If the Company does not deliver a ROFR Notice during the ROFR Notice Period shall be considered a waiver of the Company's rights to purchase the Offered Shares under this Section 2.02, and the Offering Shareholder shall thereafter be free to sell the Offered Shares to the Third Party Purchaser in the Offering Shareholder Notice without any further obligation to the Company pursuant to this Section 2.02.

(f) If the Company does not deliver a ROFR Notice in accordance with Section Section 2.02(d), the Offering Shareholder may, during the sixty (60) Business Day period immediately following the expiration of the ROFR Notice Period, which period may be extended for a reasonable time not to exceed ninety (90) Business Days/days following the expiration of the ROFR Notice Period, to the extent reasonably necessary to obtain any required Government Approvals (the "**Waived ROFR Transfer Period**") (and subject to the requirements of Section Section 2.01(d)), Transfer all of the Offered Shares to the Third Party Purchaser on terms and conditions no more favorable to the Third Party Purchaser than those set forth in the Offering Shareholder Notice. If the Offering Shareholder does not Transfer the Offered Shares within such period or, if applicable, within the Waived ROFR Transfer Period, the rights provided hereunder shall be deemed to be revived and the Offered Shares shall not be Transferred to the Third Party Purchaser unless the Offering Shareholder sends a new Offering Shareholder Notice in accordance with, and otherwise complies with, this Section 2.02.

(g) Each Shareholder shall take all actions as may be reasonably necessary to consummate the Transfer contemplated by this Section 2.02, including entering into agreements and delivering certificates and instruments and consents as may be deemed necessary or appropriate.

(h) At the closing of any Transfer pursuant to this Section 2.02, the Offering Shareholder shall deliver to the Company a certificate or certificates representing the Offered Shares to be sold (if any), accompanied by stock powers and all necessary stock transfer taxes paid and stamps affixed, if necessary, against receipt of the purchase price therefor from the Company by certified or official bank check or by wire transfer of immediately available funds.


ARTICLE III
CONFIDENTIALITY


Section 3.01   Confidentiality.

    (a)   Each Shareholder acknowledges that during the term of this Agreement, it will have access to and become acquainted with trade secrets, proprietary information, and confidential information belonging to the Company and its Affiliates that are not generally known to the public, including, but not limited to, information concerning business plans, financial statements, and other information provided pursuant to this Agreement, operating practices and methods, expansion plans, strategic plans, marketing plans, contracts, customer lists, or other business documents that the Company treats as confidential, in any format whatsoever (including oral, written, electronic, or any other form or medium) (collectively, "**Confidential Information**"). In addition, each Shareholder acknowledges that: (i) the Company has invested, and continues to invest, substantial time, expense, and specialized knowledge in developing its Confidential Information; (ii) the Confidential Information provides the Company with a competitive advantage over others in the marketplace; and (iii) the Company would be irreparably harmed if the Confidential Information were disclosed to competitors or made available to the public. Without limiting the applicability of any other agreement to which any Shareholder is subject, each Shareholder shall, and shall cause its Representatives to, keep confidential and not, directly or indirectly, disclose or use (other than solely for the purposes of such Shareholder monitoring and analyzing its investment in the Company) [at any time], including, without limitation, use for personal, commercial, or proprietary advantage or profit, [either during its association with the Company or thereafter,] any Confidential Information of which such Shareholder is or becomes aware. Each Shareholder in possession of Confidential Information shall, and shall cause its Representatives to, take all appropriate steps to safeguard such information and to protect it against disclosure, misuse, espionage, loss, and theft.

    (b)   Nothing contained in Section Section 3.01(a) shall prevent any Shareholder from disclosing Confidential Information: (i) upon the order of any court or administrative agency; (ii) upon the request or demand of any regulatory agency or authority having jurisdiction over such Shareholder; (iii) to the extent compelled by legal process or required or requested pursuant to subpoena, interrogatories, or other discovery requests; (iv) to the extent necessary in connection with the exercise of any remedy hereunder; (v) to other Shareholders; (vi) to such Shareholder's Representatives who, in the reasonable judgment of such Shareholder, need to know such Confidential Information and agree to be bound by the provisions of this Section 3.01 as if a Shareholder; or (vii) to any potential Permitted Transferee in connection with a proposed Transfer of Shares from such Shareholder, as long as such potential Permitted Transferee agrees in writing to be bound by the provisions of this Section 3.01 as if a Shareholder before receiving such Confidential Information; *provided*, that in the case of clause (i), (ii), or (iii), such Shareholder shall notify the Company and other Shareholders of the proposed disclosure as far in advance of such disclosure as practicable (but in no event make any such disclosure before notifying the Company and other Shareholders) and use reasonable efforts to ensure that any Confidential Information so disclosed is accorded confidential treatment satisfactory to the Company, when and if available.

    (c)   The restrictions of Section Section 3.01(a) shall not apply to Confidential Information that: (i) is or becomes generally available to the public other than as a result of a disclosure by a Shareholder or any of its Representatives in violation of this Agreement; (ii) is or has been independently developed or conceived by such Shareholder without use of Confidential Information; or (iii) becomes available to such Shareholder or any of its Representatives on a non-confidential basis from a source other than the Company, the other Shareholders, or any of their respective Representatives, *provided*, that such source is not known by the receiving Shareholder to be bound by a confidentiality agreement regarding the Company.

(d)   The obligations of each Shareholder under this Section 3.01 shall survive: (i) the termination, dissolution, liquidation, and winding up of the Company; and (ii) such Shareholder's Transfer of its Shares.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES

Section 4.01   Representations and Warranties. Each Shareholder, severally and not jointly, represents and warrants to the Company and each other Shareholder that:

(a)   For each such Shareholder that is not an individual, such Shareholder is duly organized, validly existing, and in good standing under the laws of the state of formation.

(b)   Such Shareholder has full capacity and, for each such Shareholder that is not an individual, full power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. For each such Shareholder that is not an individual, the execution and delivery of this Agreement, the performance of its obligations hereunder, and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate, limited liability company, or other entity action of such Shareholder. Such Shareholder has duly executed and delivered this Agreement.

(c)   This Agreement constitutes the legal, valid, and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby require no action by, or in respect of, or filing with, any Governmental Authority.

(d)   The execution, delivery, and performance by such Shareholder of this Agreement and the consummation of the transactions contemplated hereby do not: (i) conflict with or result in any violation or breach of any provision of any of the governing documents of such Shareholder; (ii) conflict with or result in any violation or breach of any provision of any Applicable Law; or (iii) require any consent or other action by any Person under any provision of any material agreement or other instrument to which the Shareholder is a party.

(e)   Except for this Agreement, such Shareholder has not entered into or agreed to be bound by any other agreements or arrangements of any kind with any other party with respect to the Shares, including agreements or arrangements with respect to the acquisition or disposition of the Shares or any interest therein or the voting of the Shares (whether or not such agreements and arrangements are with the Company or any other Shareholder).

(f)   Subject to the other provisions of this Agreement, the representations and warranties contained herein shall survive the date of this Agreement and shall remain in full force and effect for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation, or extension thereof).

ARTICLE V
TERM AND TERMINATION

Section 5.01   Termination. This Agreement shall terminate upon the earliest of:

(a)   the date on which there is only one Shareholder;

(b)   the termination, dissolution, liquidation, or winding up of the Company; or

(c)   the written agreement of all of the parties to this Agreement;

Section 5.02   **Effect of Termination.**

(a)   The termination of this Agreement shall terminate all further rights and obligations of the Shareholders under this Agreement except that such termination shall not effect:

(i)   the existence of the Company;

(ii)   the obligation of any party to this Agreement to pay any amounts arising on or prior to the date of termination, or as a result of or in connection with such termination;

(iii)   the rights which any Shareholder may have by operation of law as a shareholder of the Company; or

(iv)   the rights contained herein which by their terms are intended to survive termination of this Agreement.

(b)   The following provisions shall survive the termination of this Agreement: Section 3.01, this Section 5.02, Section 6.04, Section 6.13, Section 6.14, Section 6.15, and Section 6.16.

ARTICLE VI
MISCELLANEOUS

Section 6.01   **Expenses.** Except as otherwise expressly provided herein, all costs and expenses, including fees and disbursements of counsel, financial advisors, and accountants, incurred in connection with the preparation and execution of this Agreement, or any amendment or waiver hereof, and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

Section 6.02   **Further Assurances.** In connection with this Agreement and the transactions contemplated hereby, the Company and each Shareholder hereby agree, at the request of the Company or any other Shareholder, to execute and deliver such additional documents, certificates, instruments, conveyances, and assurances and to take such further actions as may be required to carry out the provisions hereof and give effect to the transactions contemplated hereby.

Section 6.03   **Release of Liability.** In the event any Shareholder Transfers all the Shares held by such Shareholder in compliance with the provisions of this Agreement and Applicable Law without retaining any interest therein, then such Shareholder shall cease to be a party to this Agreement and shall be relieved and have no further liability arising hereunder for events occurring from and after the date of such Transfer except as required by Applicable Law.

Section 6.04   **Notices.**

(a)   All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given: (i) when delivered by hand (with written confirmation of receipt); (ii) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (iii) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (iv) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

(b)   Such communications in Section Section 6.04(a) must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 6.04):

(i)   if to the Company, at its principal office address;

(ii)   if to a Shareholder, at the address set forth on **Schedule A** attached hereto;

(iii)   if to a Permitted Transferee of Shares or any other Shareholder other than the Initial Shareholders (A) at the address set forth on the respective Joinder Agreement executed by such party, (B) if no address is set forth on the Joinder Agreement, at the address such party shall provide in writing to the Company within five Business Days of executing the Joinder Agreement, or (C) if no address is otherwise provided, at such party's last known address; and

(iv)   if to the Spouse of a Shareholder: (A) if applicable, in care of the Spouse's attorney of record at the attorney's address; or (B) if the Spouse is unrepresented, at the Spouse's last known address.

Section 6.05   Agreement Prepared by Company Counsel. Each Shareholder has read this Agreement and acknowledges that:

(a)   counsel for the Company prepared this Agreement on behalf of the Company and not on behalf of any Shareholder;

(b)   the Shareholder has been advised that a conflict may exist between the Shareholder's interests, the interests of the other Shareholders, and the interests of the Company;

(c)   this Agreement may have significant legal, financial planning, and tax consequences to the Shareholder;

(d)   the Shareholder has sought, or has had the opportunity to seek, the advice of independent legal, financial planning, and tax counsel regarding such consequences; and

(e)   counsel for the Company has made no representations to the Shareholder regarding such consequences.

Section 6.06   Interpretation. For purposes of this Agreement: (a) the words "include," "includes," and "including" shall be deemed to be followed by the words "without limitation"; (b) the word "or" is not exclusive; and (c) the words "herein," "hereof," "hereby," "hereto," and "hereunder" refer to this Agreement as a whole. The definitions given for any defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine, and neuter forms. Unless the context otherwise requires, references herein: (x) to Articles, Sections, Exhibits, and Schedules mean the Articles and Sections of, and Exhibits and Schedules attached to, this Agreement; (y) to an agreement, instrument, or other document means such agreement, instrument, or other document as amended, supplemented, and modified from time to time to the extent permitted by the provisions thereof; and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Exhibits and Schedules referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

Section 6.07   Severability. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal, or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 6.08 **Entire Agreement.** This Agreement and the Governing Documents constitute the sole and entire agreement of the parties with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency or conflict between this Agreement and any Governing Document, the Shareholders and the Company shall, to the extent permitted by Applicable Law, amend such Governing Document to comply with the terms of this Agreement.

Section 6.09 **Successors and Assigns; Assignment.** Subject to the rights and restrictions on Transfers set forth in this Agreement, this Agreement is binding upon and inures to the benefit of the parties hereto and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns. This Agreement may not be assigned by any Shareholder except as permitted in this Agreement (or as otherwise consented to in writing by all the other Shareholders prior to the assignment) and any such assignment in violation of this Agreement shall be null and void.

Section 6.10 **No Third-Party Beneficiaries.** This Agreement is for the sole benefit of the parties hereto and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

Section 6.11 **Amendment and Modification.** This Agreement may only be amended, modified, or supplemented by an instrument in writing executed by the Company and the Shareholders holding a majority 50% of the issued and outstanding Shares; *provided*, however, that any provision of this Agreement requiring the written consent or agreement of the Shareholders holding a higher percentage of the issued and outstanding Shares can only be amended by an instrument in writing executed by the Company and the Shareholders holding such higher percentage of the issued and outstanding Shares. Any such written amendment, modification, or supplement will be binding upon the Company and each Shareholder.

Section 6.12 **Waiver.** No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach, or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege.

Section 6.13 **Governing Law.** This Agreement, including all Exhibits and Schedules hereto, and all matters arising out of or relating to this Agreement, shall be governed by and construed in accordance with the internal laws of the State of Texas without giving effect to any choice or conflict of law provision or rule (whether of the State of Texas or any other jurisdiction).

Section 6.14 **Submission to Jurisdiction.**

(a)   The parties hereby agree that any suit, action, or proceeding seeking to enforce any provision of, or based on any matter arising out of or related to, this Agreement or the transactions contemplated hereby, whether in contract, tort, or otherwise, shall be brought in the US District Court for the [Northern/Southern/Central/Eastern] District of Texas or, if such court lacks subject-matter jurisdiction, in the courts of the State of Texas sitting in Dallas county, and any appellate court therefrom, so long as one of such courts shall have subject-matter jurisdiction over such suit, action, or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Texas.

(b) Each of the parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the venue of any such suit, action, or proceeding in any such court or that any such suit, action, or proceeding which is brought in any such court has been brought in an inconvenient forum. Service of process, summons, notice, or other document by certified or registered mail to the address set forth in Section 6.04 shall be effective service of process for any suit, action, or other proceeding brought in any such court.

Section 6.15   Equitable Remedies. Each party hereto acknowledges that a breach or threatened breach by such party of any of its obligations under this Agreement would give rise to irreparable harm to the other parties, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, each of the other parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance, and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

Section 6.16   Remedies Cumulative. The rights and remedies under this Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise.

Section 6.17   Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email, or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 6.18   Spousal Consent. Each Shareholder who has a Spouse on the date of this Agreement shall cause such Shareholder's Spouse to execute and deliver to the Company a spousal consent in the form of **Exhibit B** hereto (a **"Spousal Consent"**), pursuant to which the Spouse acknowledges that he or she has read and understood the Agreement and agrees to be bound by its terms and conditions. If any Shareholder should marry or engage in a Marital Relationship following the date of this Agreement, such Shareholder shall cause his or her Spouse to execute and deliver to the Company a Spousal Consent within ninety days thereof.

Section 6.19   Agreement Filed with Secretary. The Company shall file a copy of this Agreement with the Secretary of the Corporation for inspection by any prospective purchaser of shares of the Corporation pursuant to Section 300(b) of the Code.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date.

The Company:

Boodskap, Inc., a Texas corporation

By: _____
    Amal Jesayen

By: _____
    Jegan Vincent

By: _____
    Rajesh Soundarapandian

The Shareholders:

[SHAREHOLDER NAME][, a [JURISDICTION]
[ENTITY TYPE]]

By: _____
    [NAME], [TITLE]

[SHAREHOLDER NAME][, a [JURISDICTION]
[ENTITY TYPE]]

By: _____
    [NAME], [TITLE]

_____

[SHAREHOLDER NAME]

[_____

[SHAREHOLDER'S SPOUSE NAME]]

_____

[SHAREHOLDER NAME]

[_____

[SHAREHOLDER'S SPOUSE NAME]]

14

SCHEDULE A

SHAREHOLDERS

[SHAREHOLDER CHART]

EXHIBIT A

FORM OF JOINDER AGREEMENT

[FORM OF JOINDER AGREEMENT]

[EXHIBIT B

FORM OF SPOUSAL CONSENT

[FORM OF SPOUSAL CONSENT]]

EXHIBIT F

Joinder to Shareholders Agreement

JOINDER TO
SHAREHOLDERS AGREEMENT

THIS JOINDER to the Shareholders Agreement of Boodskap, Inc., a Texas corporation (the "Company"), dated as of January __, 2023, as amended or restated from time to time, by and among the Shareholders of the Company (the "Agreement"), is made and entered into as of January __, 2023 by and between the Company and the undersigned ("Holder"). Capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Agreement.

WHEREAS, on the date hereof, Holder has acquired Company shares of stock and the Agreement and the Company require Holder, as a holder of such shares, to become a party to the Agreement, and Holder agrees to do so in accordance with the terms hereof.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Joinder hereby agree as follows:

1.   Agreement to be Bound. Holder hereby (i) acknowledges that it has received and reviewed a complete copy of the Agreement and (ii) agrees that upon execution of this Joinder, it shall become a party to the Agreement and shall be fully bound by, and subject to, all of the covenants, terms and conditions of the Agreement as though an original party thereto.

2.   Governing Law. This Agreement and the rights of the parties hereunder shall be interpreted in accordance with the laws of the State of Texas, and all rights and remedies shall be governed by such laws without regard to principles of conflicts of laws.

3.   Counterparts. This Joinder may be executed in separate counterparts each of which shall be an original and all of which taken together shall constitute one and the same agreement.

4.   Descriptive Headings. The descriptive headings of this Joinder are inserted for convenience only and do not constitute a part of this Joinder.

IN WITNESS WHEREOF, the parties hereto have executed this Joinder to the Shareholders Agreement of Boodskap, Inc., a Texas corporation as of the date set forth in the introductory paragraph hereof.

COMPANY

BOODSKAP, INC.,
a Texas corporation

By: _____
      Amal Jesayen

By: _____
      Jegan Vincent

By: _____
      Rajesh Soundarapandian

HOLDER

[HOLDER NAME]

By:_____
     Name